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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*



                               UNITEL VIDEO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   913253 10 0
                          ----------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (12-91)              Page 1 of 3 pages

                                       13G

================================================================================
CUSIP No. 913253 10 0                                     Page  2  of  3   Pages
          -----------                                          ---    ---
================================================================================
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              HERBERT BASS
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
--------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER
        NUMBER OF
          SHARES                               175,379
       BENEFICIALLY
         OWNED BY             --------------------------------------------------
           EACH                  6       SHARED VOTING POWER
        REPORTING
          PERSON                                62,173
           WITH
                              --------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                         175,379

                              --------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                         62,173

--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              237,552

--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                      [ ]

--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              9.0%
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (12-91)              Page 2 of 3 pages

CUSIP No. 913253 10 0                                         Page 3 of 3 Pages

                                 AMENDMENT NO. 4
                                     - to -
                                  SCHEDULE 13G

Item 4.              OWNERSHIP.

The following information is as of December 31, 1995:

     (a)  Amount Beneficially Owned:

          237,552 shares of Common Stock, $.01 per value per share ("Common Stock"). This amount includes 2,000 shares of Common Stock issuable to Mr. Bass pursuant to presently exercisable stock options. This amount also includes 62,173 shares held by the Unitel Video, Inc. Employee Savings and Stock Ownership Plan, of which Mr. Bass serves as a co-trustee and with respect to which he shares voting and investment power. Mr. Bass disclaims beneficial ownership of such shares.

     (b)  Percent of Class: 9.0%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote: 175,379

          (ii) Shares power to vote or to direct the vote: 62,173

          (iii)Sole power to dispose or to direct the  disposition  of:
               175,379

          (iv) Shared power to dispose or to direct the disposition of:
               62,173

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 2, 1996

                                                      /S/ Herbert Bass
                                                ________________________________
                                                        Herbert Bass